
CI Financial

Michael J. Killeen
Senior Vice-President, General Counsel and Corporate Secretary
2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3G7
T: 416-681-6507
F: 416-365-0501
E: mkilleen@ci.com


06012456

April 3, 2006

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

Re: CI Financial Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FINANCIAL INC.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

MJK/cc
Encls.

c: Chris von Boetticher (w/o encls.)

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82-4994



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial reports sales and assets for February

TORONTO (March 1, 2006) – CI Financial Inc. ("CI") today reported net sales of $439 million for February 2006, with assets under management of $56.0 billion and fee-earning assets of $73.8 billion at the end of the month.

"We are pleased to see continued strength in our sales, especially with monthly gross sales exceeding $1 billion," said Stephen A. MacPhail, CI President and Chief Operating Officer. "Our top-selling funds by net sales comprise a broad mix of equity, balanced and income funds, and include CI Global High Dividend Advantage Fund, a new fund that offers investors exposure to high-dividend-paying global companies."

CI subsidiary CI Investments Inc. had gross sales of $1.0 billion in February and net sales of $411 million, consisting of net sales of $389 million in long-term funds and $22 million in money market funds.

In February, Morningstar Canada reported that CI Investments continued to lead the industry in five-star funds. At January 31, 2006, CI Investments had 44 five-star funds, which includes all funds with a rating.

Assante Corporation, through its subsidiary United Financial Corporation, had gross sales of $122 million and net sales of $28 million in February.

Fee-earning assets at February 28, 2006, of $73.8 billion consisted of assets under management of $56.0 billion and administered/other assets of $17.8 billion. Assets under management included investment fund assets at CI Investments and Assante of $54.9 billion and structured products/closed-end funds of $1.1 billion. Administered/other assets included institutional assets at Trilogy Global Advisors, LLC, which generate fees for CI. The $16.4 billion in assets under administration at Assante and IQON Financial Management Inc. (net of assets under management at Assante) generate fees for those companies.

Additional information about CI's sales, assets and financial position can be found below in the tables of unaudited statistics and at www.ci.com under "Financial Reports" in the Corporate section.

CI FINANCIAL INC. FEBRUARY 28, 2006 MONTH-END STATISTICS			
MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$959	$570	$389
CI money market	83	61	22
TOTAL CI Investments	$1,042	$631	$411
TOTAL Assante Funds	$122	$94	$28
TOTAL CI	$1,164	$725	$439

FEE-EARNING ASSETS	Jan. 31/06 (millions)	Feb. 28/06 (millions)	% Change
CI mutual/segregated funds	$46,040	$45,748	-0.6
Assante funds	9,221	9,163	-0.6
	$55,261	$54,911	-0.6
Structured products/closed-end funds	1,154	1,123	-2.7
TOTAL Assets Under Management	$56,415	$56,034	-0.7
CI administered/other assets	1,992	1,383	-30.6
Assante/IQON assets under administration (net of Assante funds)	16,396	16,396	0.0
TOTAL FEE-EARNING ASSETS	$74,803	$73,813	-1.3

AVERAGE ASSETS UNDER MANAGEMENT	Jan. 31/06 (millions)	Feb. 28/06 (millions)	% Change
Monthly	$55,626	$56,076	0.8
Quarter-to-date	$54,921	$55,281	0.7
Fiscal year-to-date	$52,371	$52,751	0.7

FISCAL AVERAGE ASSETS UNDER MANAGEMENT	Fiscal 2005 (millions)	Fiscal 2006 (millions)	% Change
Fiscal year average assets	$46,085	$52,751	14.5

COMMON SHARES		FINANCIAL POSITION	(millions)
Outstanding shares	285,679,447	Bank debt	$366
In-the-money options	8,661,848	Cash & marketable securities	(87)
Percentage of all options	100%	Net debt outstanding	$279
All options % of shares	3.0%	In-the-money stock comp. liability (net of tax)	$74
Dividend yield at $28.00	2.6%	Terminal redemption value of funds (est)	$771
		Quarter-to-date stock-based compensation*	$28

*Based on marked-to-market pre-tax stock-based compensation expense accrual from change in share price from last quarter-end ($24.10) to February 28, 2006 ($28.00).


CI Financial

News Release

CI Financial Inc. (TSX: CIX) is an independent, Canadian-owned wealth management company. Through its principal operating subsidiaries, CI Investments Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information contact:
Stephen A. MacPhail
President and Chief Operating Officer
CI Financial Inc.
(416) 364-1145



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SKA.UN **FOR IMMEDIATE RELEASE**

Skylon All Asset Trust Announces Quarterly Distribution to Unitholders

Toronto, March 17, 2006 – Skylon All Asset Trust (the "Trust") announced today its quarterly distribution for the period ending March 31, 2006 of $0.375 per unit payable on April 13, 2006 to unitholders of record as at March 31, 2006.

The Trust's investment objectives are: (i) to seek a maximum inflation-adjusted real return, consistent with preservation of capital; and (ii) to provide unitholders with tax efficient quarterly distributions consisting primarily of capital gains and returns of capital.

The Trust is listed on the Toronto Stock Exchange under the symbol SKA.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SDF.UN **FOR IMMEDIATE RELEASE**

Signature Diversified Value Trust Announces Distribution For Month Ending March 31, 2006

Toronto, March 17, 2006 – Signature Diversified Value Trust (the "Trust") announces a distribution for the month ending March 31, 2006 of $0.0666 per unit payable on April 13, 2006 to unitholders of record as at March 31, 2006.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting primarily of capital gains and return of capital targeted to be $0.0666 per unit ($0.80 per annum to yield 8.00% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SDF.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLN.UN **FOR IMMEDIATE RELEASE**

Skylon Capital Yield Trust Announces Distribution For Month Ending March 31, 2006

Toronto, March 17, 2006 – Skylon Capital Yield Trust (the "Trust") announces a distribution for the month ending March 31, 2006 of $0.1875 per unit payable on April 13, 2006 to unitholders of record as at March 31, 2006.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of monthly distributions of $0.1875 per unit ($2.25 per unit per year resulting in a 9.0% annual yield on the subscription price of $25.00 per unit) consisting of capital gains and return of capital; and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about April 30, 2007.

The Trust is listed on the Toronto Stock Exchange under the symbol SLN.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com



News Release

TSX Symbol: CNV.UN **FOR IMMEDIATE RELEASE**

Convertible & Yield Advantage Trust Announces Distribution For Month Ending March 31, 2006

Toronto, March 17, 2006 – Convertible & Yield Advantage Trust (the "Trust") announces a distribution for the month ending March 31, 2006 of $0.1458 per unit payable on April 13, 2006 to unitholders of record as at March 31, 2006.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of monthly distributions of $0.1458 per unit ($1.75 per annum to yield 7.0% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about October 31, 2013.

The Trust is listed on the Toronto Stock Exchange under the symbol CNV.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLP.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust Announces Distribution For Month Ending March 31, 2006

Toronto, March 17, 2006 – Skylon Global Capital Yield Trust (the "Trust") announces a distribution for the month ending March 31, 2006 of $0.1510 per unit payable on April 13, 2006 to unitholders of record as at March 31, 2006.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SLP.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SPO.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust II Announces Distribution For Month Ending March 31, 2006

Toronto, March 17, 2006 – Skylon Global Capital Yield Trust II (the "Trust") announces a distribution for the month ending March 31, 2006 of $0.1510 per unit payable on April 13, 2006 to unitholders of record as at March 31, 2006.

The Trust's investment objectives are: (i) to provide holders of units with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SPO.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SKG.UN **FOR IMMEDIATE RELEASE**

Skylon Growth & Income Trust Announces Distribution For Month Ending March 31, 2006

Toronto, March 17, 2006 – Skylon Growth & Income Trust (the "Trust") announces a distribution for the month ending March 31, 2006 of $0.05833 per unit payable on April 13, 2006 to unitholders of record as at March 31, 2006.

The Trust's investment objectives are: (i) to provide unitholders with monthly distributions; (ii) to endeavour to preserve capital throughout the life of the Trust; and (iii) to enhance the long-term total return of the Portfolio.

The Trust is listed on the Toronto Stock Exchange under the symbol SKG.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: HYM.UN **FOR IMMEDIATE RELEASE**

High Yield & Mortgage Plus Trust Announces Distribution For Month Ending March 31, 2006

Toronto, March 17, 2006 – High Yield & Mortgage Plus Trust (the "Trust") announces a distribution for the month ending March 31, 2006 of $0.15625 per unit payable on April 13, 2006 to unitholders of record as at March 31, 2006.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.15625 per unit ($1.875 per annum to yield 7.5% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about December 31, 2014.

The Trust is listed on the Toronto Stock Exchange under the symbol HYM.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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2 Queen Street East, Twentieth Floor, Toronto, Ontario, M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com



News Release

TSX Symbol: Series A: SIA.UN
Series B: SIA.U

FOR IMMEDIATE RELEASE

Skylon International Advantage Yield Trust Announces Distribution for Month Ending March 31, 2006

Toronto, March 17, 2006 – Skylon International Advantage Yield Trust (the "Trust") announces distributions to unitholders of record for the month ending March 31, 2006 as follows:

Series	Distribution Amount	Record Date	Payment Date
Series A units	Cdn$0.1042 per unit	March 31, 2006	April 13, 2006
Series B units	US$0.0417 per unit	March 31, 2006	April 13, 2006

The Trust's investment objectives are: i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of Cdn$0.1042 per Series A unit (Cdn$1.25 per annum to yield 5.00% on the subscription price of Cdn$25 per unit), and US$0.0417 per Series B unit (US$0.50 per annum to yield 5.00% on the subscription price of US$10 per unit); and ii) to endeavour to preserve and enhance the net asset value of each series of units of the Trust in order to return at least the original subscription price of the units to investors on or about December 31, 2013.

Units of the Trust trade on the Toronto Stock Exchange as follows: Series A units (Cdn$) trade under the symbol SIA.UN and Series B units (US$) trade under the symbol SIA.U.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com



News Release

TSX Symbol: YOU.UN **FOR IMMEDIATE RELEASE**

Yield Advantage Income Trust Announces Distribution For Month Ending March 31, 2006

Toronto, March 17, 2006 – Yield Advantage Income Trust (the "Trust") announces a distribution for the month ending March 31, 2006 of $0.0583 per unit payable on April 13, 2006 to unitholders of record as at March 31, 2006.

The Trust's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting primarily of capital gains and returns of capital initially targeted to be $0.0583 per unit ($0.70 per annum to yield 7.0% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2015.

The Trust is listed on the Toronto Stock Exchange under the symbol YOU.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: YOU.UN **FOR IMMEDIATE RELEASE**

Yield Advantage Income Trust Announces Indicative Distribution For Next Twelve Months

Toronto, March 17, 2006 – Yield Advantage Income Trust (the "Trust") announces an indicative distribution for the following twelve months of $0.70 per unit ($0.05833 per month). This is based upon the prevailing market conditions and the Manager's estimate of distributable cash flow for the year.

The Trust's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting primarily of capital gains and returns of capital initially targeted to be $0.0583 per unit ($0.70 per annum to yield 7.0% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2015.

The Trust is listed on the Toronto Stock Exchange under the symbol YOU.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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82-4994



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: HYB.UN **FOR IMMEDIATE RELEASE**

DDJ HIGH YIELD FUND ANNOUNCES DISTRIBUTION TO UNITHOLDERS

Toronto, March 20, 2006 – DDJ High Yield Fund (the "Fund") announced today its quarterly distribution for the period ending March 31, 2006 of $0.30 per unit payable on April 13, 2006 to unitholders of record as at March 31, 2006.

The Fund's investment objective is to provide investors with a high level of current income distributed quarterly over the life of the Fund. The Fund will also seek capital appreciation through investing in securities with potential for appreciation.

The Fund, managed by CI Investments Inc., is a closed-end fund listed on the Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued around the world.

For further information, contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

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82-4994

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial pursuing income trust conversion

TORONTO (March 24, 2006) – CI Financial Inc. ("CI") announced today that its management is again pursuing the conversion of CI to an income trust.

"While the federal government clarified its stance on conversions in November 2005, Ontario's 2006 budget as announced yesterday by the Ontario Minister of Finance fails to deliver tax relief that would level the playing field between trusts and corporations," noted William T. Holland, CI's Chief Executive Officer. "In view of the federal and provincial government positions as they exist today, and after considerable effort and time has been spent evaluating the merits of an income trust structure, CI management continues to believe that the income trust structure is the best structure for CI shareholders," said Mr. Holland.

CI management will recommend such a conversion to CI's board of directors by early April 2006 and, if approved by the board, would submit the transaction to CI's shareholders for their approval at a special meeting of shareholders. A conversion by CI to an income trust would likely be effected by way of a statutory plan of arrangement and would be subject to and conditional upon, among other things, shareholder, regulatory and court approvals. The business and operations of CI will be unaffected by a conversion and will continue to be managed by the current senior executives and employees of CI. Although tax rulings are generally not required for transactions of this nature, CI has made tax ruling requests to the Canada Revenue Agency and understands that such requests are being carefully reviewed.

CI Financial Inc. (TSX: CIX) is an independent, Canadian-owned wealth management company. Through its principal operating subsidiaries, CI Investments Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time. In particular, as a conversion by CI to an income trust will be subject to and conditional upon, among other things, shareholder, regulatory and court approvals and third party consents, some or all of which conditions are beyond the control of CI, there can be no assurance that such a conversion will occur or will occur within a particular time frame.



News Release

-30-

For further information, contact:
William T. Holland
Chief Executive Officer
CI Financial
(416) 364-1145